82- SUBMISSIONS FACING SHEET

Follow-Up Materials

[redacted] LABEL

02031252

REGISTRANT'S NAME Trans America Industries

*CURRENT ADDRESS

PROCESSED

APR 25 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3480 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dlw

DATE : 4/17/02

02 APR -5 AM 8:25

12G Exemption
82-3480

ARS
12-31-01

Trans America Industries Ltd.

#710-750 West Pender Street,
Vancouver, British Columbia
V6C 2T7
Tel: (604) 688-8042
Fax: (604) 689-8032

(the "Issuer")

SEC MAIL PROCESSING
RECEIVED
APR - 2 2002
WASH, D.C. 365 SECTION

RENEWAL
ANNUAL INFORMATION FORM ("AIF")

For the Year
Ended December 31, 2001

Dated: March 5, 2002

An additional copy of this Annual Information Form may be obtained upon request from Trans America Industries Ltd. at the above address.

TABLE OF CONTENTS

PRELIMINARY NOTES

Incorporation of Financial Statements and Proxy Circular

Incorporated by reference and forming a part of this Annual Information Form (the **"AIF"**) are the audited Consolidated Financial Statements for the Company for the period ended December 31, 2001, together with the auditor's report thereon, and the most recent Management Proxy and Information Circular. The Issuer anticipates the current Management Proxy and Information Circular will be dated and mailed during April 2002.

All financial information in this AIF is prepared in accordance with accounting principles generally accepted in Canada (**"Canadian GAAP"**).

Currency and Valuations

Unless otherwise indicated, all dollar amounts are in Canadian dollars. The valuations on Page 3 are as at December 31, 2001.

Exchange Rate

The U.S./Canada exchange rate used herein is on the ratio of one U.S. dollar being equivalent to $1.55 Canadian.

Annual Information Form
Trans America Industries Ltd.
#710 – 700 West Pender Street,
Vancouver, British Columbia V6C 2T7
Tel: (604) 688-8042 Fax: (604) 689-8032

Item 1: Incorporation

Trans America Industries Ltd. (the Issuer) was incorporated on September 25, 1963 under the laws of the Province of British Columbia by Memorandum and Articles of Association under the name: The Dee Spencer MFG. Co., Ltd. On June 4, 1965 the Issuer changed its name from The Dee Spencer MFG. Co., Ltd. to Universal Patent and Development Ltd. On March 28, 1972 the Issuer changed its name from Universal Patent and Development Ltd. to Trans America Industries Ltd. The Issuer's Memorandum and Articles were cancelled and a new form substituted therefore as of August 11, 1976 to comply with the then Province of British Columbia Companies Act.

The Issuer has one subsidiary:

TSA Investments Ltd., a wholly owned subsidiary of the Issuer, was incorporated pursuant to the Alberta Business Corporation Act on February 10, 1994.

Item 2: General Development of Business

Traditionally the Issuer has been a natural resource company inasmuch as it acquired, explored and, if warranted, developed natural resource properties of merit, principally in the mineral sector. The Issuer held interests in two gold properties near Lynn Lake, Manitoba. These properties were sold during the years 1993, 1994, 1995 and 1996 for cash, shares and a royalty interest. The Issuer reserved a gold royalty interest varying from 3% to 5% indexed to the price of gold on a mineral lease covering 709 hectares, 13 kilometers southeast of Lynn Lake, Manitoba. Gold was produced from this property during 1996 and 1997; production has since ceased and there is little likelihood that the property will ever be reactivated as a producer.

In 1995 the Issuer sold an advanced industrial mineral property located in the Atacama desert 80 kilometers southeast of Antafagasta, Chile to Atacama Minerals Corp. for shares. During 2000, Atacama Minerals Corp. entered into a production agreement with a strategic partner, ACF Minera S.A. The companies are presently producing iodine at a rate of 720 tonnes on an annual basis.

During the last several years the resource sector has been badly depressed with the inability of companies to fund property acquisition and exploration or development programs. During this period, rather than spending funds directly on core projects, and in order to maintain a presence in the sector, the Issuer invested in shares of other companies. This strategy has allowed the Issuer to remain involved in the resource sector and leverage its working capital without having to commit ongoing expenditures to specific projects.

This strategy has met with mixed success. The Issuer has kept abreast of several projects, but the various companies' shares prices have languished to such a degree that the Issuer has written down its investments by $828,249 as of December 31, 2001. Other than adjusting its interest in Atacama Minerals Corp., the Issuer made no new investments during the year 2001. The Issuer is hopeful that during 2002 the increase in the value of its holding in Atacama Minerals Corp. will more than offset this write down.

During the year 2000, the Issuer took a direct interest in a minor gas and oil project in Alberta.

Item 3: Narrative Description of Business

The Issuer, traditionally a natural resource company, has confined its activities to acquiring equity interests in other natural resource companies during the last several years. This strategy was derived because of the downturn in the resource sector and the Issuer's desire to preserve its working capital for the inevitable rebound in that sector. In 2000, with the recovery of the gas and oil sector, the Issuer took a direct interest in a gas and oil project in Alberta.

The Issuer's directors are experienced in the exploration and mining industry and its share purchases have been restricted to natural resource companies.

The Issuer has endeavoured to select stocks of companies with projects of merit and managed by individuals with proven records in the natural resource industries.

As of December 31, 2001, the Issuer had $1,082,953 in working capital, and its assets are valued and categorized as follows:

Corporation	No. of Shares	Book Value $	Market Value $
Stock received for properties:			
Atacama Minerals Corp.	3,279,800	1,897,461	2,295,860
Black Hawk Mining Inc.	225,000	120,000	20,250
Resource Stocks Purchased by Private Placements or on Market:			
Comprised of ten trading stocks		160,149	163,379
Pre-Public:			
Paso Rico Resources Ltd.	300,000	150,000	150,000
Total:		2,327,610	2,629,489

Notes:

Atacama Minerals Corp.

The Issuer held 1,750,000 shares in the predecessor company that later became Atacama Minerals Corp. The cost of those holdings was $507,500.00. The balance of the shares were acquired by a transfer of a mineral property in Chile and from the residual of several private placements. The Company acted in the capacity of both a venture capitalist and a promoter in respect to Atacama. Consequently, the book value of $1,897,461 is comprised of the original purchase, the book value of the property vend-in and an adjusted cost base brought about by the sale of shares and offsetting private placements. Atacama Minerals Corp. is developing the Aguas Blancas iodine, sulphate, sodium nitrate deposit near Antofagasta, Chile in joint venture with an established Chilean iodine producer, ACF Minera S.A. Presently the operation is producing 720 tonnes of iodine on an annual basis. Atacama has announced plans to double the iodine capacity to 1,500 annual tonnes and to start construction of a sodium sulphate recovery plant. Please refer to Atacama's web page (www.atacama.com)

Black Hawk Mining Inc.

The 225,000 shares of Black Hawk Mining Inc. were received as a final transaction in the sale of gold properties in Manitoba. Earlier transactions included cash payments received of $1,250,000, $226,000 in royalty payments, along with 400,000 shares of the purchasing company. It was the proceeds of this sale that allowed the Issuer to take on the Aguas Blancas project which it vended to Atacama Minerals Corp. as noted above. The Issuer also retains a royalty interest in a former producing gold deposit, but does not believe that the deposit will ever be placed back into production.

The Issuer's investments in the natural resource sector, mostly gold related, are with companies with good projects and management. However, the depressed resource market and the gold price over the last several years has left the performance less than stellar. The Issuer wrote down the book value on investment assets by $828,249 on its December 31, 2001 financial statements.

In making investments, the Issuer has followed the CDNX Exchange policies both for companies investing in other trading companies and in respect to amounts invested, and is guided by British Columbia Securities Act, Local Policy 3-13.

Claymore Gas and Oil Project

The Issuer has a 6% working interest in gas and oil leases on three quarter sections of land (480 acres) at Bonnie Glenn, Alberta.

A 1700 meter well was drilled and tested during October – November, 2000. The Issuer's cost to date for the well is $54,098. The well is presently categorized as a shut-in gas well. It is expected that this well will be placed into production sometime during the latter part of 2002.

A second well was drilled during February – March of 2001 at a cost of $31,534 to the Issuer and was abandoned as being non-productive.

Should the Issuer acquire a suitable core project, the directors favour developing any such new project through a subsidiary. The Issuer would be a dominant shareholder, but the subsidiary would be managed by individuals with proven records in the project field. In effect the Issuer would act as a venture capital provider and/or promoter of the subject company very much as it did in respect to Atacama Minerals Corp.

By acting as a venture capital provider, the Issuer hopefully will be able to take advantage of investing at an early stage of a project, however the Issuer runs the risk of being "locked" into an investment for long periods. This is particularly onerous during such market downturns the resource sector has experienced over the past several years.

3.2

Competitive Conditions

The resource industry is intensely competitive in all of its phases, and the Issuer competes with many companies possessing greater financial resources and technical capabilities than the Issuer. Competition could adversely affect the Issuer's ability to acquire suitable properties for itself or an exploration subsidiary. Similarly, securing investments at an early project stage of companies with management and properties of quality is highly competitive and whether or not such investments will yield favourable financial returns is speculative.

Environmental Protection Requirements

All phases of the resource industry are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Issuer's investments.

Employees

As of December 31, 2001 the Issuer had two employees, the President and Secretary, both of whom are employed indirectly through a management company, the shares of which are owned by the President. They have held their positions for 15 and 14 years respectively. For several years, the shareholders, by Special Resolution, have approved a pension for the President and Secretary. The pension is limited to $2,000 per month to be funded only from taxable income.

Risks associated with Foreign Operations

Investments in companies operated in foreign countries may or may not be adequately protected by insurance. Also, these companies may become subject to liability for hazards which they cannot insure against or which they may elect not to insure against because of premium costs or other reasons.

Item 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Year ended December 31				
	2001	2000	1999	1998	1997
Revenue	$	$	$	$	$
Interest & Dividend Income	38,311	52,145	41,421	58,256	63888
Miscellaneous Income	0	0	0	13,175	2,760
Total Revenue	**38,311**	**52,145**	**41,421**	**71,431**	**66,648**
Expenses					
Depreciation	1,690	1,862	2,070	2,723	2,814
Management and consulting fees	86,532	86,477	86,423	86,451	92,409
Office facilities and services	46,375	50,564	51.040	47,198	48,888
Oil and gas property expenses	0	849	0	0	0
Professional fees	6,227	8.118	6.219	6.207	11.866
Regulatory fees	2,604	5.003	5.400	2.635	5.405
Shareholder communication	5,809	2,386	6,339	5,902	6,931
Transfer agent	4,527	5,849	4,060	4,398	5,250
Travel and promotion	4,200	3,986	5,019	31,308	60,619
Total general & administrative expenses	**157,964**	**165,094**	**168,570**	**186,822**	**234,182**
Loss Before The Following	**(119,653)**	**(112,949)**	**(125,149)**	**(115,390)**	**(167,534)**
Mineral property and exploration					
Costs written off	(31,534)	0	0	0	0
Currency exchange gain (loss)	17,230	9,287	(12,661)	18.045	(181,184)
Share of loss of affiliate	0	0	0	0	(32,929)
Gain (Loss) on Sale of Investment	(148,731)	143,959	(58,889)	34,849	181,910
Write down of investments	(828,249)	0	0	0	0
	(991,284)	**153.246**	**(69,550)**	**52.894**	**726**
Net Income (loss) Before Taxes	(1.110,937)	40,297	(194,699)	(62,495)	(166,808)
Capital taxes	(10,019)	0	0	0	(2,389)
Net Income (Loss) For The Year	**(1,120,956)**	**40,297**	**(194,699)**	**(62,495)**	**(169,197)**
Total Assets	**3,472,472**	**4,594,161**	**4,555,802**	**4,748,652**	**4,816,641**

Revenue is comprised from interest earned on cash deposits and on capital gains (losses).

The Issuer has not declared any dividends in the last five years and does not intend to declare dividends in the foreseeable future. If the Issuer generates earnings in the future, it expects that they will be retained to finance future growth.

Quarterly financial information:

Set forth below is certain financial information of the Issuer for each of the last eight quarters.

Quarter Ended Year	Dec. 31 2001 $	Sept. 30 2001 $	June 30 2001 $	Mar. 31 2001 $	Dec. 31 2000 $	Sept. 30 2000 $	June 30 2000 $	Mar. 31 2000 $
a) Revenue	27,622	8,912	10,743	12,520	16,135	17,886	9,306	8,818
b) Net income (loss)	(1,009,007)	(17,041)	(54,147)	(40,761)	(28,882)	(14,645)	(36,594)	(32,828)
c) Gain(losses) on sale of investments	(148,731)	0	0	0	69	31,906	61,738	50,246

Item 5: MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the Issuer's financial statements and related notes:

5.1 General

As described in the "General Development of Business" (Item 2), the Issuer has evolved over time from an active resource exploration company to its present involvement. Until a suitable core project can be acquired the Issuer has been investing in shares of other companies which are engaged primarily in the exploration for natural resources. By following this course, the Issuer has endeavoured to maintain an involvement in the resource sector while preserving its working capital. Presently, the Issuer's income is derived solely from the investment of cash surpluses in interest bearing securities. Small amounts of dividend income may also be realized, but the majority of the Issuer's shareholdings are in non-dividend paying shares. Therefore, the Issuer's operating results are principally affected by:

a) the prevailing interest rates on cash balances held, and;

b) the state of capital markets which affects the ability of the Issuer to raise funds, and;

c) the opportunities for gains (or losses) on the fluctuating market prices of its shareholdings, and;

d) write downs in carrying value of investments when management believes the decline is other than of a temporary nature.

Comparison of operating results for the year ended December 31, 2001 to that of 2000 - There was a marginal decrease in revenue for 2001 of $13,834 compared to 2000. The largest changes in net income (loss) were loss on sale of investments of $148,731 in 2001 and a gain of $143,959 in 2000. The net loss for 2001 also includes a write down of oil and gas properties of $31,534 and a write down of investments of $828,249.

5.2 Liquidity and Capital Resources

As at December 31, 2001 the Issuer had $1,083,728 in its treasury. This was made up of cash and interest bearing short term deposits. Since 1996 the Issuer has been using its cash resources to acquire interests primarily by private placements in other resource based corporations. At the present level of operations, the Issuer can expect to incur approximately $170,000, on an annual basis, of ongoing general and administrative costs. The Issuer could fund these expenses from interest income on cash balances, profitable return on its investments and by private placements, which has been the primary funding method since the Issuer was a junior exploration company. Future stock issues will depend on numerous factors including a positive natural resource climate and favourable stock market conditions. The Issuer's cash and short term deposits were increased substantially in the 1996 fiscal year as a result of the successful acquisition of its Aguas Blancas project, the subsequent sale of shares when that project was sold, and cash proceeds from the sale of its Manitoba gold property.

The Issuer's liquidity and capital resources will fluctuate as it invests in other ventures either directly, in participation with others, or by equity investment in companies meeting its investment criteria.

5.3 Results of Operations

The Issuer has and will continue to operate on a conservative investment basis. This policy may cause a continuation of annual losses until such time as the Issuer can successfully realize one or more of its investments. To a large extent a successful realization is dependent on a resurgence of the resource market, especially for mineral commodities.

5.4 Risk Factors

Risk of Mineral Exploration – Exploration and development of natural resources involves a high degree of risk and only a few properties which are explored are ultimately developed into producing properties. Also, exploration of properties requires compliance with the laws of the jurisdiction in which such properties are located and potential changes to laws relating to exploration activities, environmental considerations and title to properties are all a significant risk. These factors could adversely affect the share value of the Issuer or companies in which the Issuer holds shares.

Market Fluctuations – The marketability of natural resources which may be acquired or discovered by the Issuer or by companies of which the Issuer is a shareholder will be affected by numerous factors beyond the control of the Issuer or those companies. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, supply and demand, inflation, government regulations including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exploring of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Issuer or those companies in which the Issuer has invested not receiving an adequate return on invested capital.

Uncertainty of Funding – Failure to obtain additional funding, whether through equity financings or other means, could result in delay or indefinite postponement of further exploration and development as well as the possible loss of title to properties held by the Issuer or by companies in which the Issuer is a shareholder.

Permits and Licenses – The operations of the Issuer or of companies in which the Issuer is a shareholder require licenses and permits from various governmental authorities. There can be no assurance that the Issuer or those companies will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at their projects. Additionally, failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions, all of which could adversely effect those projects or the share value of companies in which the Issuer holds shares.

Conflicts of Interest - Certain officers and directors of the Issuer are officers and/or directors of, or, are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Issuer and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Issuer and to abstain from voting as a director for approval of any such transactions.

Management - The Issuer is dependent on a relatively small number of key principals, including its President, the loss of any of whom could have an adverse effect on the Issuer. The Issuer does not maintain "key-man" insurance in respect of any of its principals.

Item 6: MARKET FOR SECURITIES

The common shares of Trans America Industries Ltd. (the Issuer) are listed on the Canadian Venture Exchange, and trade under the symbol "TSA".

Item 7: DIRECTORS AND OFFICERS

Following are the names, municipalities of residence, offices and principal occupations of the directors and officers of the Issuer as at December 31, 2001.

Name & Municipality Of residence	Position(s) Held	Director or Officer Since	Principal Occupation
John K. Campbell West Vancouver, B.C.	President and Director *	April 23, 1986	President of Trans America Industries Ltd. since 1986
David Duval North Vancouver, B.C.	Director *	February 2,1999	Mining Consultant
James J. McDougall Richmond, B.C.	Director *	May 27, 1986	Consulting Geologist
William Meyer Coquitlam, B.C.	Director	February 2,1999	Consulting Geologist, former President Teck Exploration, presently chairman Minco Mining & Metals Corporation
Rose Yu Vancouver, B.C.	Secretary	August 1, 1987	Corporate Secretary

* *denotes member of the Audit Committee*

The term of office for the Issuer's Directors expires at the Company's Annual General Meeting or when his or her successor is duly elected or appointed.

As at December 31, 2001, the Directors and Officers of the Issuer beneficially owned, directly or indirectly, or exercised control or direction over a total of 2,835,000 shares or 17% of the issued and outstanding shares on a fully diluted basis. This is made up of 1,100,000 options outstanding at an exercise price of $0.15, and 1,735,000 common shares of which John K. Campbell owns 1,653,500 shares representing 9.4% of the issued and outstanding shares.

ADDITIONAL INFORMATION

Additional information including Directors' and Officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Issuer's Information Circular for its 2001 Annual General Meeting of Shareholders. Additional financial information is provided in the Issuer's Audited Financial Statement for the fiscal year ended December 31, 2001 and the Issuer's Form 61 – Quarterly Reports for the fiscal quarters ended March 31, 2001, June 30, 2001, and September 31, 2001. The Issuer has scheduled its Annual General Meeting of Shareholders in the year 2002 for May 22. It is anticipated that the Management Proxy and Information Circular will be dated and mailed during April 2002.

Copies of these documents and this Annual Information Form may be obtained upon request to the Secretary of the Issuer at its corporate office.